82-4518

RECEIVED
2004 AUG 13 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

centrica

taking care of the essentials

04036220

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	11 August, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

11 August, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

<u>Centrica plc</u>
<u>Centrica secures UK's first long term LNG contract for British Gas customers</u>

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

August 11, 2004

Centrica secures UK's first long term LNG contract for British Gas customers

Centrica plc today announced it has secured the UK's first major long term liquefied natural gas (LNG) contract with Asean LNG Trading Company Limited, a subsidiary of Petronas. The 15 year supply deal will deliver over 45 billion cubic metres (bcm) of gas to British Gas customers over the contract term, more than enough to supply all the UK's homes for a year.

Volumes will increase during the life of the contract, which could eventually represent a value in the region of £4 billion, with an average of 3 billion cubic metres (bcm) being delivered annually. The contract, which is linked to UK market prices, will commence within a timeframe of 1 October 2007 and 1 October 2008 and builds on Centrica's strategy of purchasing gas from diverse sources and enhancing security of supply for its British Gas customers in the coming years.

Petronas, the state oil and gas company of Malaysia, will deliver gas to Centrica via the new BG/Petronas/Petroplus "Dragon" terminal at Milford Haven, South Wales, in which it holds 50 per cent of the throughput capacity.

Together with Centrica's long term agreements signed with Statoil and Gasunie in 2002, the contract will help underpin the substantial investment required to bring new sources of gas to the UK in the coming years. Centrica expects LNG to play an increased role in the UK market and plans to source LNG through contracts and potential investments in equity projects.

Sir Roy Gardner, Chief Executive of Centrica, said: "We are the first UK company to sign a contract of such size and duration for this market, which demonstrates our commitment to secure gas for our British Gas customers from a diverse range of sources in the years ahead.

"This agreement will build on our balanced portfolio of contracts, equity production and gas purchased on the traded market. The contract will also help to underpin some of the investment required in LNG infrastructure which Centrica views as a key part of the UK's future energy needs."

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085